Mail Stop 3-8

      							 May 5, 2005




By Facsimile and U.S. Mail

Mr. Gregory R. Binkley
President and CEO
The Sportsman`s Guide, Inc.
411 Farwell Avenue South
St. Paul, MN 55075

      Re:    Form 10-K/A for the Year Ended December 31, 2004
                File No.  0-15767

Dear Mr. Binkley:

	We have reviewed your response dated April 29, 2005 to our comment letter dated April 25, 2005 and have the following additional comments. Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter. Form 10-K/A for the Year Ended December 31, 2004

Consolidated Balance Sheets, page 30

1. We note your response to prior comment 1. Please expand your disclosure to clarify your basis for reducing the purchase price as a result of revising your escrow liability and why the escrow is issuable pending the outcome of a contingency. In this regard, disclose why the escrow amount is considered contingent consideration, the nature of the claims or specified events upon which the consideration is contingent and why the consideration can not be determined as cost of the acquired entity at the date of acquisition. See paragraph 26 of SFAS No. 141. If, on the other hand, the amount held in escrow can be determined at the date of your acquisition, that is, the nature of the representations and warranties you refer to in your response are such that their outcome is determinable beyond a reasonable doubt, the consideration should be included in the cost of the acquired entity and recorded at the date of acquisition. You should also reflect a revision in your statement of cash flows for the entire cost of the acquired entity as a single cash outflow. Please revise accordingly.

Note A-3 Revenue Recognition, page 31

2. We note your response to prior comment 3 that deferral of the membership fee is appropriate as described in SAB 104 and Question 1 of SAB Topic 13A.3.f. Please explain how your recognition of the membership fee in income in an amount equal to the related discount earned by the customer on orders represents a systematic method over the period that the fees are earned. In this regard, explain why the membership fee does not represent a service delivered over the membership period. See Question 1 of SAB Topic 13A.4.a. Please include in your response reference to the accounting literature supporting your revenue recognition.

3. Notwithstanding the above comment, in future filings include the following disclosures for the Buyer`s Club program:
* Amounts for unearned Buyer`s Club fees and refund obligations, if any, as of the date of your most recent balance sheet;
* A roll forward of unearned Buyer`s Club fees and refund obligation balances from the beginning to the end of each income statement presented; and
* Your policies as they relate to the length of time a member receives merchandise discounts and/or other benefits and the corresponding period you recognize Buyer`s Club fees may range from one day to the length of the membership period depending on the volume of member purchases.
      In your response please show us what your revised disclosure will look like.

	Please send us your response to our comment within 10 business days from the date of this letter or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment. Your supplemental response letter should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101(a) of Regulation S-T.

		If you have any questions regarding our comments, please direct them to Brian V. McAllister at (202) 551-3341 or, Donna Di
Silvio at (202) 551-3202, or in her absence to the undersigned at
(202) 551-3841.

									Sincerely,



									Michael Moran
									Accounting Branch
Chief
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Mr. Gregory R. Binkley
The Sportsman's Guide, Inc.
May 5, 2005
Page 1